SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, January 22, 2019 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), taking into consideration the content of the Material Fact released today, inquired the GWI Group about any planned developments, and the GWI Group requested to publish its notice hereinbelow.

“The GWI Group, which controls GWI Asset Management S.A., a corporation headquartered in the City and State of São Paulo, at Av. Brigadeiro Faria Lima, 3900, 6º andar, conj. 602 ("GWI"), pursuant to CVM Instruction No. 358/2002, amended by CVM Instruction No. 449/07, in attention of clarifications requested by GAFISA S.A. ("Company"), especially referring to eventual positioning of GWI, hereby clarifies the following:

Since GWI Group now holds over 50% of total shares issued by the Company, even if not settled yet, this occurred due to matters related to the latest market trades, unintentionally, therefore, not being planned, without any intention of takeover.

Anyway, in observance to transparency, best practices and in a conscientious attitude,  GWI forwarded this notice to the Company, and for the time being, it assesses the procedures to be adopted jointly with its advisors, in compliance with provisions of the Company’s Bylaws, the Brazilian Corporation Law, the rules issued by the Securities and Exchange Commission of Brazil (CVM), and the regulations of the Stock Exchanges where securities issued by the Company are accepted for trading.

Having nothing to add, we remain at your disposal for any further clarification”.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 22, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer